               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934*

         INFORMATION MANAGEMENT TECHNOLOGIES CORPORATION
- ------------------------------------------------------------------
                        (Name of Issuer)

         Class A Common Stock, par value $.04 per share
- ------------------------------------------------------------------
                 (Title of Class of Securities)

                            456908300
- ------------------------------------------------------------------
                         (CUSIP Number)

                     J. David Washburn, Esq.
                         Arter & Hadden
                  1717 Main Street, Suite 4100
               Dallas, Texas 75201 (214) 761-4309

- ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 19, 1996
- ------------------------------------------------------------------
              (Date of Event which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [  ]

     Check the following box if a fee is being paid with this Statement. [ X ] (A fee is not required only if the Reporting
Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent (5%) of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(1)  Name of Reporting Person             Infinity Investors Ltd.
     I.R.S. Identification                                    N/A
     No. of Above Person

(2)  Check the Appropriate Box if a                      (a) [  ]
     Member of a Group*                                  (b) [  ]

(3)  SEC Use Only

(4)  Source of Funds*                                          WC

(5)  Check Box if Disclosure of Legal                        [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization       Nevis West Indies

     Number of Shares         (7)  Sole Voting              3,886
                                   Power
        Beneficially
                              (8)  Shared Voting              N/A
      Owned by Each                Power

     Reporting Person         (9)  Sole Dispositive         3,886
                                   Power
           with:
                              (10) Shared Dispositive         N/A
                                   Power

(11) Aggregate Amount Beneficially Owned                    3,886
     by Each Reporting Person

(12) Check Box if the Aggregate Amount in                    [  ]
     Row (11) Excludes Certain Shares*

(13) Percent of Class Represented by                 less than 1%
     Amount in Row (11)

(14) Type of Reporting Person*                                 CO




*  SEE INSTRUCTIONS

                         AMENDMENT NO. 2
                               TO
                          SCHEDULE 13D
                  Filed Pursuant to Rule 13d-2


                     INTRODUCTORY STATEMENT

     The Statement on Schedule 13D relating to the Class A common stock, par value $.04 per share of Information Management Technologies Corporation filed by Infinity Investors Ltd., a Nevis business corporation (the "Reporting Person"), on July 9, 1996, Accession Number 0000950134-96-003403 (the "Original Filing"), and amended by that Amendment No. 1 to Schedule 13D filed on July 15, 1996, Accession Number 0000950134-96-003536 (the "First Amendment") is hereby further amended and supplemented by this Amendment No. 2 as follows. Except as otherwise provided herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to such terms in the Original Filing.

Item 1.   Security and Issuer.

NOT AMENDED.


Item 2.   Identity and Background.

NOT AMENDED.


Item 3.   Source and Amount of Funds or Other Consideration.

The response to Item 3 is hereby amended to add the following:

     As of July 19, 1996, pursuant to the terms of a Letter Agreement attached as Exhibit 7 hereto and incorporated herein by reference, the Issuer agreed to waive the Ownership Cap with respect to a single transaction resulting in the conversion of not more than 373,886 shares of Common Stock.
     As a result, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person became the beneficial owner of 373,886 shares of Common Stock, or approximately 7.0% of the outstanding Common Stock of the Issuer, based on 4,994,823 shares of Common Stock outstanding on July 18, 1996. Effective July 19, 1996, the Reporting Person converted $411,275 principal amount of the Convertible Debenture and acquired actual ownership of 373,886 shares of Common Stock thereby.

     Thereafter, also on July 19, 1996, the Reporting Person disposed of 370,000 shares of Common Stock in a single open market transaction at a price of $1.75 per share or an aggregate sales price of $647,500 and, as a result, held 3,886 shares on the date thereof (the "Remaining Shares"). The Reporting Person continues to hold the Remaining Shares.

     Effective July 19, 1996, the Convertible Debenture had been converted in its entirety.


Item 4.   Purpose of Transaction.

NOT AMENDED.


Item 5.   Interest in Securities of the Issuer.

The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

     (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 3 above (July 19, 1996) the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Person as of such date was 373,886 shares constituting approximately 7.0% of the outstanding Common Stock of the Issuer (based on 4,994,823 shares of Common Stock outstanding at July 18, 1996 pursuant to the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and additional information received from the Issuer).

               The aggregate number of shares of Common Stock which may be deemed to be beneficially owned by the Reporting Person on the date hereof is 3,886 shares, constituting .1% of the outstanding Common Stock of the Issuer, based on 5,368,709 shares of Common Stock outstanding at July 19, 1996, pursuant to the Issuer's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and additional information received from the Issuer.

     (b) The Reporting Person has the sole power to vote and dispose of the Remaining Shares.

     (c) Except as specified herein, in the Original Filing, or in the First Amendment, the Reporting Person has effected only the following transaction in the shares of Common Stock of the Issuer within the preceding sixty (60) days:


     Date      Type of Transaction      No. of Shares  Price/Share
     -------------------------------------------------------------


     7/15/96   Market Sale              800            $2.1875


     (d)       Not applicable.

     (e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock on July
               19, 1996.


Item 6. Contracts, Arrangements, or Understandings with Respect to Securities of the Issuer.

     The Reporting Person has no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Issuer.


Item 7.   Material to be Filed as Exhibits.

The response to Item 7 is hereby amended to add the following:

     EXHIBIT NO.              EXHIBIT

     99.6 Amendment No. 2 to Convertible Debenture, dated July 18, 1996

     99.7           Letter Agreement, dated July 19, 1996

                            SIGNATURE

          After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.


Date:  July 23, 1996

                              INFINITY INVESTORS LTD.


                              By:  /s/ James A. Loughran
                                  James A. Loughran
                                  Director




            Attention:  Intentional misstatements or
              omissions of fact constitute federal
           criminal violations (see 18 U.S. C. 1001).

                           SCHEDULE 1

               DIRECTORS AND EXECUTIVE OFFICERS OF
                     INFINITY INVESTORS LTD.

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Ltd. (the "Reporting Person").



Name and
Position
Citizenship or                          Present Principal
With
Place of                                Occupation or
Reporting
Organization        Business Address    Employment
Person
- --------------      ----------------    -----------------
- ---------


Cofides S.A.*       Memorial Square     Nevis business
Director
(Nevis,             P. O. Box 556       corporation which
West Indies)        Nevis, West Indies  serves as the
                                        Director of various
                                        entities

James  Loughran     38 Hertford Street  Lawyer
Director
(Irish)             London, England
                    W1Y 7TG

James E. Martin     38 Hertford Street  Accountant
Director
British             London, England
                    W1Y 7TG

SECORD Limited      38 Hertford Street  British corporation
Secretary
(England)           London, England     which serves as the
                    W1Y 7TG             Secretary of various
                                        entities

Margareta Hedstrom  37 Shepherd Street  Business Executive
President/
(Swedish)           London, England
Treasurer
                    W1Y 7LH

- ----------
* The members of the Board of Directors of Cofides S.A. are James A. Loughran, Siobhan B. Loughran, James E. Martin,
     Ashley Bolt + Co. Limited and Margareta Hedstrom.


     The Reporting Person advises that no persons and/or organizations control the Reporting Person (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.